

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 23, 2010

via U.S. mail and facsimile

Pablo Brizzio, CFO
Ternium S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

> **RE: Ternium S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-32734**

Dear Mr. Brizzio:

    We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief